SEC FILE NUMBER
000-10815

CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: April 2, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Unified Grocers, Inc.

Full Name of Registrant

Former Name if Applicable

5200 Sheila Street

Address of Principal Executive Office (Street and Number)

Commerce, CA 90040

City, State and Zip Code

PART II

RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Unified Grocers, Inc. (referred to herein as the “Company,” “we,” or “our”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2016 (the “Quarterly Report”) within the prescribed time period for the following reason:

As previously announced, the Audit Committee of the Company, with the assistance of independent legal counsel, has conducted an investigation of issues relating to the setting of case reserves and management of claims by the Company’s insurance subsidiaries and related matters (“Audit Committee Investigation”). The Company is currently evaluating what impact, if any, the findings from the Audit Committee Investigation will have on the Company’s consolidated condensed financial statements for the quarterly periods ended April 2, 2016 or January 2, 2016, 2015 consolidated financial statements, 2014 consolidated financial statements, any consolidated financial statements previously filed, or the Company’s assessment of its disclosure controls and procedures or internal control over financial reporting.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael F. Henn	323	264-5200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K for the fiscal year ended September 27, 2014; Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 2014; Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2015; Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2015; Annual Report on Form 10-K for the fiscal year ended October 3, 2015; Quarterly Report on Form 10-Q for the fiscal quarter ended January 2, 2016.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the results of operations for its twenty-six weeks ended April 2, 2016 (the “2016 26-week period”) and thirteen weeks ended April 2, 2016 (the “2016 2nd quarter”) and reflected by the earnings statements to be included in the Quarterly Report will show changes as described below from the results of operations for the corresponding twenty-six weeks ended March 28, 2015 (the “2015 26-week period”) and thirteen weeks ended March 28, 2015 (the “2015 2nd quarter”).

The Company achieved an increase in net sales for the 2016 26-week period compared to the 2015 26-week period, with the increase in net sales totaling $13.8 million, or 0.7%. The 2016 2nd quarter experienced an increase in net sales totaling $8.7 million, or 1.0%, as compared to the 2015 2nd quarter. For each of the respective comparable periods defined above, the growth in sales was achieved primarily through the growth in sales to new and existing customers, which were partially offset by lower meat sales prices due to declines in the related commodity cost that were passed along to our customers.

Distribution, selling and administrative expenses (net of depreciation and amortization) increased $6.6 million for the 2016 26-week period compared to the 2015 26-week period and $2.0 million for the 2016 2nd quarter compared to the 2015 2nd quarter. This increase was primarily due to higher logistics costs related to expanding our business into a new Stockton facility as we began selling general merchandise, health, beauty and wellness products to Raley’s Supermarkets and other customers commencing in the second quarter of our fiscal year ended October 3, 2015. The Company also experienced increased non-union employee postretirement benefit expenses due to the credit from the changes in the retiree medical program having been fully utilized in our fiscal year ended October 3, 2015.

Operating income increased $3.1 million for the 2016 26-week period compared to the 2015 26-week period, and operating loss improved $4.7 million for the 2016 2nd quarter compared to the 2015 2nd quarter, due primarily to improved margins in both the perishable and non-perishable product lines, partially offset by increased distribution, selling and administrative expenses for each of the comparable periods.

Estimated patronage dividends consist of the patronage activities from the Southern California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. For the 2016 26-week period compared to the 2015 26-week period, we had patronage earnings of $4.3 million and $2.5 million in the Southern California Dairy Division, $0.4 million and $0.4 million in the Pacific Northwest Dairy Division and no patronage earnings in the Cooperative Division. The Southern California Dairy Division implemented operational improvements in the second half of fiscal 2015, resulting in higher patronage earnings due to improved margins in addition to lower operating expenses for the 2016 26-week period compared to the 2015 26-week period.

On December 28, 2015, the Company received consent from Wells Fargo Bank, National Association, as administrative agent, and the other lenders party to the Company’s Amended and Restated Credit Agreement dated as of June 28, 2013, as amended by the First Amendment and Consent dated as of June 27, 2014 and as further amended by the Second Amendment, Consent and Lender Joinder dated as of December 18, 2014 and the Consent dated as of June 26, 2015 (as so amended, the “Credit Agreement”), to extend the due date of the covenant requirement to deliver consolidated audited financial statements of the Company and certain certificates and information required to be delivered with the financial statements to June 30, 2016, and to extend the deadline for delivery of annual financial projections required pursuant to the Credit Agreement to January 31, 2016. The financial projections were delivered prior to the January 31, 2016 deadline. On December 28, 2015, the Company’s wholly-owned subsidiary, Grocers Capital Company, received consent from California Bank & Trust, as arranger and administrative agent for the Amended and Restated Loan and Security Agreement, dated as of September 26, 2014 as amended by Amendment Number One dated as of June 26, 2015, to extend the due date of the covenant requirement to deliver consolidated audited financial statements of the Company to June 30, 2016. See Item 1.01. “Entry into a Material Definitive Agreement – Amendment of Amended and Restated Credit Agreement” and “ – Grocers Capital Company Amended and Restated Loan and Security Agreement” of the Company’s Current Report on Form 8-K, filed on December 29, 2015, for additional information.

Availability under the Credit Agreement was approximately $119.5 million at the end of the 2016 2nd quarter.

On September 8, 2015, Haggen announced that it had filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Prior to Haggen’s bankruptcy filing, we terminated our product supply agreement (“Supply Agreement”) with Haggen. In October 2015, we entered into a trade agreement (the “Trade Agreement”) with Haggen under which we continued to supply product to Haggen as a critical vendor during Haggen’s Chapter 11 case. Pursuant to the Trade Agreement, Haggen paid a substantial portion of our prepetition receivable in exchange for certain shipping terms from Unified. Haggen also agreed to stipulate to an allowed administrative expense priority claim under section 503(b)(9) of the Bankruptcy Code for the balance of our prepetition claim for goods shipped to Haggen. We also filed a proof of claim against Haggen for breach of contract damages related to the termination of the Supply Agreement and various ancillary agreements. Such claim would be treated as a general unsecured claim in the Haggen chapter 11 cases. Haggen has not yet filed a chapter 11 plan and projected recoveries on general unsecured claims are not yet determined in Haggen’s case.

Effective November 21, 2015, we ceased supplying product to Haggen’s California, Arizona and Nevada stores (the “Pacific Southwest” stores). Accordingly, we do not expect sales to Haggen to continue at the levels generated during the last half of fiscal 2015 or during the first quarter of fiscal 2016. Sales to Haggen’s Pacific Southwest stores were approximately $9.6 million for the 2016 26-week period. Pursuant to the Trade Agreement, we continued to supply Haggen’s Washington and Oregon stores with product during Haggen’s bankruptcy case.

See Item 7.01. “Regulation FD Disclosure” of the Company’s Current Report on Form 8-K, filed on September 17, 2015, for additional information concerning the Company’s relationship with Haggen.

The Company anticipates that the results of operations for the thirteen weeks and twenty-six weeks will include the following:

Selected Consolidated Statement of Earnings (Loss) Items (unaudited)

(dollars in thousands)	For the 13 Weeks Ended		For the 26 Weeks Ended
	April 2, 2016	March 28, 2015	April 2, 2016	March 28, 2015
Gross billings	$941,027	$931,755	$1,940,273	$1,926,300

Net sales	$915,069	$906,395	$1,887,934	$1,874,163

Distribution, selling & administrative expenses (net of depreciation & amortization)	63,684	61,655	126,238	119,652

Depreciation & amortization	7,117	6,843	14,713	13,772

Operating (loss) income	(316)	(4,979)	2,915	(177)

Interest expense	2,497	2,313	4,979	5,031

Loss on early extinguishment of debt	—	—	—	3,200

Loss before estimated patronage dividends and income taxes	(2,813)	(7,292)	(2,064)	(8,408)

Estimated patronage dividends	(2,229)	(1,364)	(4,641)	(2,856)

Net loss from continuing operations	(5,056)	(9,958)	(6,733)	(11,491)

Net earnings (loss) from discontinued operations	331	(707)	179	(411)

Net loss	$(4,725)	$(10,665)	$(6,554)	$(11,902)

Results of Operations by Segment (unaudited)

(dollars in thousands)	For the 13 Weeks Ended		For the 26 Weeks Ended
	April 2, 2016	March 28, 2015	April 2, 2016	March 28, 2015

Wholesale distribution	(454)	(5,087)	$2,638	$(406)

All other	138	108	277	229

Operating (loss) income	$(316)	$(4,979)	$2,915	$(177)

On October 7, 2015 (the “Closing Date”), the Company completed the sale of all of the outstanding shares of the Company’s wholly-owned subsidiary, Unified Grocers Insurance Services (“UGIS”), to AmTrust Financial Services, Inc. (“AmTrust” or the “Buyer”) pursuant to the terms of a Stock Purchase Agreement (the “Stock Purchase Agreement”) by and between the Company and AmTrust dated as of April 16, 2015. As of the Closing Date, UGIS owned all of the outstanding shares of the capital stock of Springfield Insurance Company (“SIC”) and Springfield Insurance Company Limited (Bermuda) (“SICL,” and collectively with UGIS and SIC, the “Acquired Companies”).

The estimated purchase price received for the Acquired Companies was approximately $26.2 million in cash proceeds, representing an agreed-upon discount to the Tangible Book Value (“TBV”), which was calculated as defined in the Stock Purchase Agreement. In May 2016, the Buyer delivered to the Company a final closing statement, including its calculation of the TBV as of the Closing Date. The final purchase price was adjusted to reflect an increase in the purchase price of $0.4 million between the estimated TBV as of the Closing Date and the actual TBV as of the Closing Date. The Company utilized the net proceeds of this transaction to repay certain indebtedness. Based on agreed upon terms with AmTrust, the Company recorded a $1.3 million impairment on the Company’s investment in the Acquired Companies in its fiscal year ended October 3, 2015. Additionally, the Company wrote-off $0.7 million in expenses related to the Audit Committee Investigation and incurred $1.2 million in selling costs related to the Acquired Companies. The Acquired Companies incurred an operating loss of $3.7 million for the fiscal year ended October 3, 2015. The Company incurred approximately $0.2 million in additional expenses attributable to the Audit Committee Investigation during the twenty-six weeks ended April 2, 2016, and such expenses are included in loss from discontinued operations in our consolidated condensed statements of earnings (loss).

See Item 2.01. “Completion of Acquisition or Disposition of Assets” and Item 2.05. “Costs Associated With Exit or Disposal Activities” of the Company’s Current Report on Form 8-K, filed on October 14, 2015, and Item 1.01. “Entry into a Material Definitive Agreement,” including Exhibit 99.1, “Stock Purchase Agreement by and between Unified Grocers, Inc. and AmTrust Financial Services, Inc. dated as of April 16, 2015” thereto, of the Company’s Current Report on Form 8-K, filed on April 22, 2015, for additional information.

The foregoing information is preliminary and unaudited and may be subject to change in the Quarterly Report when filed, including, without limitation, as a result of the Audit Committee Investigation described above.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Notification of Late Filing on Form 12b-25 contains certain statements which may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements concerning the possible outcome of the Audit Committee Investigation, Haggen’s bankruptcy filings, Haggen’s relationship to the Company and possible results of operations for the 2016 26-week period and the 2016 2nd quarter. Forward-looking statements often include words such as “believe,” “expect,” “project,” “potential,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that such expectations will be achieved, and actual results could differ materially from those expressed in the forward-looking statements due to a variety of factors, including the results of the Audit Committee Investigation, the ability of the Company to remediate any material weakness in its internal control over financial reporting and disclosure controls and procedures, the outcome of the Haggen bankruptcy process, changes in Haggen’s relationship to the Company, changes in Haggen or the Company’s business and other factors disclosed from time to time in the Company’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date hereof. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise.

Unified Grocers, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2016	By:	/s/ Michael F. Henn
Michael F. Henn
Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)

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